LION ELECTRIC ANNOUNCES ADDITIONAL AMENDMENTS TO CERTAIN SENIOR CREDIT INSTRUMENTS

MONTREAL, QUEBEC - October 1, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, announced today that it has entered into additional amendments to certain of its senior credit instruments, namely (i) its senior revolving credit agreement entered into with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Québec, and (ii) its loan agreement entered into with Finalta Capital and Caisse de dépôt et placement du Quebec.

The revolving credit agreement amendments provide for, among other things, the extension of the period applicable to the previously announced suspension of the financial covenants under the revolving credit agreement, namely the tangible net worth test and the springing fixed charge coverage ratio, from September 30, 2024, to November 15, 2024 (the “covenant relief period”). In furtherance of such amendments, the Company has agreed that any excess cash would be used for the repayment of the revolving credit agreement. The Company continues to be required to maintain a minimum amount of available liquidity (calculated based on the maximum amount that can be drawn under the revolving credit facility and cash on hand) of C$15,000,000, subject to limited exceptions. Further, the Company remains subject to enhanced reporting obligations and limitations on the use of any advances made under the revolving credit facility until such time that the amount available to be drawn under the revolving facility equals or exceeds 50% of the total borrowing capacity under the revolving facility for 30 consecutive days. All other material terms and conditions of the revolving credit agreement and prior amendments thereto, including the August 11, 2025 maturity date and the general affirmative covenants, restrictions, negative covenants and events of defaults thereunder, remain substantially unchanged. For additional details on the revolving credit agreement and amendments thereof, please refer to the copies thereof which will be available on the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Company also amended the loan agreement (the “Finalta CDPQ Loan Agreement”) entered into with Finalta Capital Fund, L.P., as lender and administrative agent, and Caisse de dépôt et placement du Quebec (through one of its subsidiaries), as lender, to extend the November 6, 2024 maturity date until November 30, 2024. The amendment also provides that the minimum available liquidity requirement under the Finalta CDPQ Loan Agreement will remain aligned during the covenant relief period with the one applicable during such period under the revolving credit agreement. All other terms and conditions of the amended loan agreement remain substantially unchanged.

The Company will continue to actively evaluate different opportunities that may enable it to improve its liquidity and strengthen its financial position. Such opportunities may include certain refinancing initiatives related to its debt instruments, the sale of certain of its assets and/or any other opportunities or alternatives.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The Company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the amendments entered into by the Company, its evaluation of other opportunities, statements about Lion’s beliefs and expectations and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. The forward-looking statements contained in this press release are based on a number of estimates and assumptions that Lion believes are reasonable when made. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. For additional information on estimates, assumptions, risks and uncertainties underlying certain of the forward-looking statements made in this press release, please consult section 23.0 entitled “Risk Factors” of the Company’s annual management’s discussion and analysis of financial condition and results of operations (MD&A) for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission, including the Company’s interim MD&As. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s annual MD&A for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

With respect to the financing or other opportunities or alternatives for the Company, there can be no assurance that the Company will be successful in pursuing and implementing any such opportunities or alternatives, nor any assurance as to the outcome or timing of any such opportunities or alternatives, including whether the Company will be able to remain in compliance with the terms and conditions of its debt instruments and to have access to sufficient cash to meet its operational needs.

For further information:

MEDIA / INVESTORS
Patrick Gervais
Vice President, Trucks & Public Affairs
patrick.gervais@thelionelectric.com
514-992-1060